Filed by Nocturne Acquisition Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Nocturne Acquisition Corporation

Commission File No.: 333-273986

Date: January 4, 2024

Subject: Nasdaq Listing Update

Dear Fellow Shareholders,

I am delighted to provide you with an update on the progress of Cognos Therapeutics, Inc. (“Cognos”) as we move closer to our objective of becoming a publicly traded company listed on the Nasdaq Stock Market LLC (“Nasdaq”). Over the past few weeks, we have achieved significant milestones, and I am eager to share these developments with you.

On December 29, 2023, the Securities and Exchange Commission (the “SEC”) declared Nocturne Acquisition Corporation’s (“Nocturne”) Form S-4 registration statement (the “Registration Statement”) effective. The SEC’s declaration of the effectiveness of the Registration Statement is a significant milestone, as it enables Cognos to progress towards becoming a publicly traded company on Nasdaq.

In addition to the above achievement, several crucial actions must be completed before the business combination can close. Among these actions, I consider the following to be the most significant:

●	Nocturne will need to convene a shareholders’ meeting and distribute the proxy statement to its shareholders to obtain their approval for the business combination.

●	Cognos must secure majority shareholder approval and, in accordance with Delaware law, inform its shareholders that the business combination has been approved.

●	Cognos must finalize its Nasdaq listing application, which has already been submitted, and await Nasdaq’s approval for Cognos to be listed on Nasdaq.

●	Our investment banker, Maxim Group LLC, continues to actively solicit PIPE investors, and we anticipate receiving our first term sheets as soon as next week. Chardan Capital Markets LLC is also continuing to pursue the PIPE capital raise, and they have informed us that Cognos should expect to receive a term sheet from their investors. Furthermore, Nocturne plans to reach out to its existing public shareholders for the benefit of whom Nocturne still holds approximately $20 million in its trust account to encourage them to refrain from further redemptions of funds held in trust.

In summary, I expect that the action items mentioned above will fall into place over the next two months. Furthermore, I expect that the business combination between Nocturne and Cognos should close, and that the combined company’s shares should commence trading on Nasdaq, by the end of February or early March.

We remain committed to achieving our goals and creating value for our shareholders. Thank you for your continued support.

Frank Adell

CEO

Forward-Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), and the Securities Exchange Act of 1934, as amended. Statements that are not historical facts, including statements about the Merger between Nocturne and Cognos, the Merger Agreement, the transactions contemplated thereby and the parties’ perspectives and expectations, are forward-looking statements. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks, uncertainties and assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

These forward-looking statements are subject to a number of risks and uncertainties, including the risk that Cognos and Nocturne may be unable to successfully or timely consummate the Merger, including as a result of any regulatory approvals that are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Merger, that approval by the stockholders of Cognos or Nocturne may not be obtained, that the Merger may not result in the benefits anticipated by Nocturne and Cognos, as well as the risks discussed in Nocturne’s final prospectus dated March 30, 2021 under the heading “Risk Factors,” and in other documents Nocturne has filed, or will file, with the SEC, including the Registration Statement, which includes a proxy statement/prospectus. If any of these risks materialize or underlying assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Nocturne nor Cognos presently know, or that Cognos or Nocturne currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Nocturne’s and Cognos’ expectations, plans, or forecasts of future events and views as of the date of this communication. Nocturne and Cognos anticipate that subsequent events and developments will cause Nocturne’s and Cognos’ assessments to change. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Nocturne, Cognos and their affiliates undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Additional Information About the Business Combination and Where to Find It

A full description of the terms of the Merger Agreement is provided in the Registration Statement.  Nocturne urges its investors, stockholders and other interested persons to read the final Registration Statement as well as other documents filed with the SEC because these documents will contain important information about Nocturne, Cognos and the Merger. Now that the Registration Statement has been declared effective, the definitive proxy statement/prospectus included therein will be mailed to stockholders of Nocturne as of December 29, 2023, the record date established for voting on the proposed Merger. Stockholders are also able to obtain a copy of the Registration Statement, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to Nocturne Acquisition Corporation, P.O Box 25739, Santa Ana, CA 92799, Attention Thomas Ao. The preliminary and definitive proxy statement/prospectus included in the Registration Statement can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Nocturne, Cognos and their respective directors and officers may be deemed to be participants in the solicitation of proxies from Nocturne’s stockholders in connection with the proposed business combination. Information about Nocturne’s directors and executive officers and their ownership of Nocturne’s securities is set forth in Nocturne’s filings with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed business combination may be obtained by reading the Registration Statement. You may obtain free copies of these documents as described in the preceding paragraph.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Nocturne, the combined company or Cognos, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.